Securities and Exchange Commission
                     Washington, D.C. 20549

                          SCHEDULE 13D
                                 (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Atlantic Liberty Financial Corp.
                    --------------------------------
                             (Name of Issuer)

                 Common Stock, $0.10 par value per share
                 ---------------------------------------
                      (Title of Class of Securities)

                             048668107
                             ---------
                           (CUSIP Number)

Simeon Brinberg, 60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                          March 26, 2003
     -----------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.



                           Page 1 of 19 Pages

                                                Page 2 of 19 Pages
Cusip No. 048668107

-----------------------------------------------------------------
l. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER -  133,950
 NUMBER OF          ---------------------------------
 SHARES             8.   SHARED VOTING POWER - -
 BENEFICIALLY       ---------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER -133,950
 EACH               ------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - -
 PERSON WITH        ------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 133,950
--------------------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
     OO

                                              Page 3 of 19 Pages
Cusip No. 048668107


l. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SASS/GOULD FINANCIAL SECURITIES, LLC - 13-4118586
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS* WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER -  25,850
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER -  25,850
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 25,850
-------------------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         OO

                                           Page 4 of 19 Pages
Item 1.   Security and Issuer.

This statement relates to Common Stock, par value $0.10 per share ("Common Stock") of Atlantic Liberty Financial Corp., a corporation organized under the laws of the State of Delaware (the "Company"). The address of the principal executive offices of the Company is 186 Montague Street, Brooklyn, New York 11201.

Item 2.   Identity and Background

(a) This statement is filed by the following:

o BRT Realty Trust, a business trust organized under the laws of the Commonwealth of Massachusetts ("BRT");

o Sass/Gould Financial Securities, LLC, a limited liability company organized under the laws of the State of Delaware "Sass/Gould").

(b) The address of the principal business and principal office of BRT is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The address of the principal business and principal office of Sass/Gould is 1185 Avenue of the Americas, New York, New York 10036-2699.

(c) BRT is a real estate investment trust. Its principal business is originating and holding for investment for its own account, senior and junior real estate mortgage loans secured by income producing real property. It also, from time to time, invests in the securities of publicly traded entities.

Sass/Gould is a limited liability company whose business activity is to make investments in the securities of publicly traded bank holding companies, banks, savings and loan holding companies, thrifts and other financial institutions.

Item 2 information with respect to the executive officers and Trustees of BRT is set forth on Attachment A, which is incorporated herein by reference.

Item 2 information with respect to the managing members of Sass/Gould is set forth on Attachment B, which is incorporated herein by reference.

                                              Page 5 of 19 Pages

(d)- (e)During the last five years neither BRT, nor any of the executive officers or Trustees of BRT has (i)been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither Sass/Gould nor the managing member or executive officers or directors of the managing member of Sass/Gould or the sub-advisor to Sass/Gould or the sub-advisor's executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

o As of the date hereof BRT has purchased a total of 133,950 shares of Common Stock of the Company at an aggregate cost of $2,034,049. The funds used to make these purchases came from BRT's working capital. BRT maintains a $15,000,000 revolving credit facility with North Fork Bank ("Bank") which permits borrowings on a revolving basis. Any borrowings under the Revolving Credit Agreement must be secured by mortgage receivables or real property. No funds were drawn down under this Credit Agreement to purchase Common Stock of the Company. At the date hereof, $ zero is outstanding under this credit facility. BRT also maintains a margin account with Prudential Securities Incorporated. No funds were drawn down under the margin account to purchase Common Stock of the Company. At the date hereof, $ zero is outstanding under the margin account.

o Sass/Gould has purchased a total of 25,850 shares of Common Stock of the Company at an aggregate cost of $387,806. The funds used to make these purchases came from Sass/Gould's working capital.

Item 4.   Purpose of the Transaction

BRT and Sass/Gould acquired the shares of Common Stock of the Company as an investment. BRT and Sass/Gould, subject to availability at prices deemed favorable, subject to their continuing evaluation of the Company, and subject to compliance with rules and regulations applicable to thrift institutions and savings and loan holding companies, may purchase additional shares of Common Stock of the Company in the open market or in privately negotiated transactions. BRT and/or SASS/Gould in the future may determine to sell all or a portion of the shares of Common Stock owned by them.

                                         Page 6 of 19 Pages

Except as described in this statement, neither BRT nor Sass/Gould, has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Common Stock of the Company or the disposition of any shares Common Stock of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in a Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any persons; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) BRT owns, as of this date, 133,950 shares of Common Stock of the Company, constituting approximately 7.83% of the 1,710,984 shares of Common Stock outstanding.

Sass/Gould owns, as of this date, 25,850 shares of Common Stock of the Company, constituting approximately 1.51% of the shares of Common Stock outstanding.

In the aggregate, BRT and Sass/Gould, who are filing as a group, own 159,800 shares of Common Stock in the aggregate, or 9.34% of the outstanding shares of Common Stock of the Company.

(b) BRT has sole voting and dispositive power with respect to the shares of Common Stock it owns. Fredric H. Gould, Chairman of the Board of BRT, and Jeffrey Gould, President and Chief Executive Officer of BRT, each have shared voting and dispositive power with respect to the Common Shares owned by BRT.

                                             Page 7 of 19 Pages

Sass/Gould has sole voting and dispositive power with respect to the Common Shares it owns. M.D. Sass Investors Services, Inc., managing member of SASS/Gould, GP Partners, Inc. sub-advisor to SASS/Gould, Martin D. Sass, Chairman and Chief Executive Officer and Hugh R. Lamle, President of M.D. Sass Investors Services, Inc., and Israel Rosenzweig, President and Chief Operating Officer of GP Partners, Inc. each have shared voting and dispositive power with respect to the shares of Common Stock owned by Sass/Gould.

(c) The following table sets forth transactions in the shares of Common Stock of the Company effected by BRT sixty (60) days prior to the event requiring the filing of this statement. All shares were purchased in open market purchases.

             DATE OF                   # OF              PRICE
             PURCHASE                 SHARES           PER SHARE
             --------                 ------           ---------
            02/19/2003                  500              14.218
            02/20/2003                2,000              14.362
            02/21/2003                1,950              14.455
            02/24/2003                4,150              14.724
            02/25/2003                6,750              14.997
            02/26/2003                5,500              15.338
            03/04/2003                5,000              15.761
            03/05/2003               13,900              15.700
            03/11/2003                1,000              15.785
            03/12/2003                3,400              15.847
            03/13/2003                1,800              15.848
            03/14/2003                4,000              15.557
            03/26/2003                6,000              15.331
            03/26/2003               78,000              15.050

The following table sets forth the transactions in the Common Shares of the Company effected by Gould/Sass sixty (60) days prior to the event requiring the filing of this statement. All shares were purchased in open market purchase.


              DATE OF                   # OF              PRICE
             PURCHASE                  SHARES           PER SHARE
             --------                  ------           ---------
            02/19/2003                  500               14.09
            02/20/2003                2,000               14.30
            02/21/2003                1,950               14.39
            02/25/2003                4,150               14.66
            02/28/2003                6,750               14.93
            03/03/2003                5,500               15.27
            03/07/2003                5,000               15.70

                                                   Page 8 of 19 Pages

Except as set forth herein, BRT, its executive officers and trustees, and Sass/Gould, its managing member and officers and directors of its managing member (M.D. Sass Investor Services, Inc.) and its sub-advisor and officers and directors of its sub-advisor (GP Partners, Inc.,) (i) do not own or have the right to acquire, directly or indirectly, any shares of Common Stock of the Company; and (ii) have not in the past sixty (60) days effected any transactions in shares of Common Stock of the Company.

          (d)  Not applicable
          (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Exhibit  - Agreement to File Jointly.

                                              Page 9 of 19 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 2, 2003


BRT REALTY TRUST

By s/David W. Kalish
   -----------------
David W. Kalish
Senior Vice President



SASS/GOULD FINANCIAL SECURITIES, LLC
BY M.D. SASS INVESTORS SERVICES, INC.
MANAGING MEMBER


BY: s/Philip M. Sivin
    -----------------
     Vice President

                                                   Page 10 of 19 Pages

                           ATTACHMENT A

Item 2.  Identity and Background of Officers and Trustees of BRT


                                              Principal Occupation
Name                     Position                and Address
----                     --------            --------------------
Fredric H. Gould         Chairman of the     Chairman of the Board of
                         Board               of Trustees BRT Realty Trust;
                                             President, sole stock- holder and
                                             sole director of REIT Management
                                             Corp., advisor to BRT Realty Trust;
                                             Chairman, sole stockholder and sole
                                             Director of Georgetown Partners,
                                             Inc. ("Georgetown"), the managing
                                             general partner of
                                             Gould Investors L.P.;
                                             Chairman of the Board
                                             of One Liberty
                                             Properties, Inc.;
                                             Real Estate Investor;
                                             all located at
                                             60 Cutter Mill Road
                                             Great Neck, NY  11021

Jeffrey Gould            President and       President and Chief
                         Chief Executive     Executive Officer of
                         Officer; Trustee    BRT Realty Trust; Senior
                                             Vice President of One
                                             Liberty Properties, Inc.;
                                             Senior Vice President of
                                             Georgetown Partners,
                                             Inc.;Vice President of
                                             Majestic Property
                                             Management Corp.;
                                             all located at 60 Cutter
                                             Mill Road, Great Neck, NY 11021.

                                                    Page 11 of 19 Pages

                                             Principal Occupation
Name                     Position                and Address
----                     --------            --------------------
Patrick J. Callan        Trustee              Real Estate Consultant;
                                              located at 280 Park
                                              Avenue, New York, NY 10017

David Herold             Trustee              Private Investor; located
                                              at 16 Southdown Court,
                                              Huntington, NY  11743

Arthur Hurand            Trustee              Private Investor;
                                              located at 4184 Pier North
                                              Blvd., Suite A,
                                              Flint, MI  48504

Gary Hurand              Trustee              President of Dawn Donut
                                              Systems, Inc.; located at
                                              4184 Pier North Blvd.,
                                              Suite A, Flint, MI  48504

Herbert C. Lust II       Trustee              Private Investor; located
                                              at 54 Porchuck Road,
                                              Greenwich, CT  06830

Matthew J. Gould         Senior Vice         President of
                         President           Georgetown Partners, Inc.;
                                             Senior Vice President of
                                             One Liberty Properties Inc.;
                                             Vice President of REIT
                                             Management Corp.; Vice
                                             President of BRT Realty
                                             Trust; Vice President of
                                             Majestic Property Manage-
                                             ment Corp.; all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY  11021.

Israel Rosenzweig        Vice President      President and Chief
                                             Operating Officer of
                                             GP Partners, Inc.;
                                             Senior Vice President
                                             of BRT Realty Trust; Vice
                                             President of Georgetown
                                             Partners, Inc.;  Senior Vice
                                             President of One Liberty
                                             Properties, Inc.; all

                                                 Page 12 of 19 Pages

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------
                                             located at 60 Cutter Mill
                                             Road, Great Neck, NY  11021.

Simeon Brinberg          Senior Vice         Senior Vice President
                         President and       and Secretary
                         Secretary           of BRT Realty Trust;
                                             Senior Vice President of
                                             Liberty Properties,
                                             Inc.; Senior Vice
                                             President and
                                             Secretary of
                                             Georgetown Partners,
                                             Inc., all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY  11021.

David W. Kalish          Senior Vice         Senior Vice President
                         President -         -Finance of BRT Realty
                         Finance             Trust; Senior Vice President
                                             and Chief Financial Officer
                                             of One Liberty Properties,
                                             Inc.; Vice President and
                                             Chief Financial Officer of
                                             Georgetown Partners,
                                             Inc. and REIT Management
                                             Corp., all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY 11021.

George Zweier            Vice President,     Vice President and
                         Chief Financial     Chief Financial Officer
                         Officer             of BRT Realty Trust;
                                             located at 60 Cutter Mill
                                             Road, Great Neck, NY 11021.

Mark H. Lundy            Vice President      Vice President of
                                             BRT Realty Trust;
                                             Vice President of
                                             Georgetown Partners
                                             Inc.; Vice President
                                             and Secretary of One
                                             Liberty Properties
                                             Inc.; all located
                                             at 60 Cutter Mill Road
                                             Great Neck, NY 11021.

                                  Page 13 of 19 Pages

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------




Seth D. Kobay             Vice President     Vice President and
                                             Treasurer of BRT Realty Trust;
                                             Vice President and
                                             Treasurer of One
                                             Liberty Properties,
                                             Inc.; Vice President
                                             of Operations of
                                             Georgetown Partners,
                                             Inc.; all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Mitchell Gould            Vice President     Vice President of
                                             BRT Realty Trust;
                                             located at 60 Cutter
                                             Mill Road, Great Neck,
                                             New York  11021

David Heiden              Vice President     Vice President of
                                             BRT Realty Trust,
                                             located at 60 Cutter
                                             Mill Road, Great Neck,
                                             New York  11021

                                              Page 14 of 19 Pages

                           ATTACHMENT B


Item 2. Identity and Background of Officers and Directors of M.D. Sass Investor Services, Inc., Managing Member of SASS/Gould.

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------

Martin D. Sass           Chairman and        Chairman and Chief Executive
                         Chief Executive     Officer, a director and a
                         Officer, a          principal of M.D. Sass
                         Director and        Investors Services, Inc.
                         a Principal         and affiliated
                                             registered advisers and other
                                             entities which comprise
                                             the M.D. Sass Organization,
                                             an investment advisory group,
                                             located at 1185 Avenue of
                                             the Americas, New York, NY 10036.

Hugh R. Lamle            President, a        President, a director and a
                         Director and        principal of the M.D. Sass
                         a Principal         Investors Services, Inc.
                                             and affiliated registered
                                             advisers and other entities
                                             which comprise the M.D. Sass
                                             Organization, an investment
                                             advisory group located at
                                             1185 Avenue of the Americas,
                                             New York, NY  10036.

Jeffrey W. Wilkie       Chief Financial      Chief Financial Officer
                        Officer              of M.D. Sass Investors
                                             Services, Inc. and affiliated
                                             registered advisers and
                                             other entities
                                             which comprise the
                                             M.D. Sass Organization,
                                             an investment advisory
                                             group located at 1185
                                             Avenue of the Americas,
                                             New York, NY  10036.

                                         Page 15 of 19 Pages

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------

Philip M. Sivin        Vice President,       Vice President, General
                       General Counsel,      Counsel, Secretary and a
                       Secretary and a       director of M.D. Sass
                       Director              Investors, Inc. and
                                             affiliated registered
                                             advisers and other entities
                                             which comprises the
                                             M.D. Sass Organization,
                                             an investment advisory
                                             group located at
                                             1185 Avenue of the Americas,
                                             New York, NY  10036.

                                               Page 16 of 19 Pages

Identity and Background of Officers and Directors of GP Partners, Inc.
 Sub-Advisor to SASS/Gould.

                                             Principal Occupation
Name                     Position                 and Address
----                     --------                 -----------


Fredric H. Gould        Chairman            Chairman of the Board of
                                            BRT Realty Trust;
                                            President, sole stock-
                                            Holder and sole
                                            Director of REIT
                                            Management Corp.,
                                            advisor to BRT Realty Trust;
                                            Chairman, sole
                                            stockholder and sole
                                            Director of Georgetown
                                            Partners, Inc. ("Georgetown"),
                                            the managing
                                            general partner of
                                            Gould Investors L.P.;
                                            Chairman of the Board
                                            of One Liberty
                                            Properties, Inc.;
                                            Real Estate Investors;
                                            all located at
                                            60 Cutter Mill Road
                                            Great Neck, NY  11021

Israel Rosenzweig    Vice President         President and Chief
                                            Operating Officer of
                                            GP Partners, Inc.;
                                            Vice President
                                            of BRT Realty Trust; Vice
                                            President of Georgetown
                                            Partners, Inc.; Senior Vice
                                            President of One Liberty
                                            Properties, Inc.; all
                                            located at 60 Cutter Mill
                                            Road, Great Neck, NY  11021

Simeon Brinberg      Vice President         Senior Vice President
                     and Secretary          and Secretary
                                            of BRT Realty Trust;
                                            Senior Vice President of
                                            One Liberty Properties,

                                    Page 17 of 19 Pages

                                             Principal Occupation
Name                     Position                  and Address
----                     --------                  -----------

                                            Inc.; Senior Vice
                                            President and
                                            Secretary of
                                            Georgetown Partners,
                                            Inc., all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY  11021.

David W. Kalish     Vice President          Senior Vice President
                    and Treasurer           - Finance of BRT Realty
                                            Trust; Senior Vice President
                                            and Chief Financial Officer
                                            of One Liberty Properties,
                                            Inc.; Vice President and
                                            Chief Financial Officer of
                                            Georgetown Partners,
                                            Inc. and REIT Management
                                            Corp., all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY  11021.

Matthew J. Gould    Vice President          President of
                                            Georgetown Partners, Inc.;
                                            Senior Vice President of
                                            One Liberty Properties, Inc.;
                                            Vice President of REIT
                                            Management Corp.; Vice
                                            President of BRT Realty
                                            Trust; Vice President of
                                            Majestic Property
                                            Management Corp.;
                                            all located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY  11021.

Jeffrey Gould       Vice President          President and Chief
                                            Executive Officer of
                                            BRT Realty Trust; Senior
                                            Vice President of One
                                            Liberty Properties, Inc.;
                                            Senior Vice President of
                                            Georgetown Partners,
                                            Inc.; Vice President of
                                            Majestic Property
                                            Management Corp.;
                                            all located at 60 Cutter
                                            Mill Road, Great Neck, NY  11021.

                                       Page 18 of 19 Pages

                                            Principal Occupation
Name                     Position               and Address
----                     --------               -----------




Mark H. Lundy          Vice President       Vice President of
                       and Assistant        BRT Realty Trust;
                       Secretary            Vice President of
                                            Georgetown Partners
                                            Inc.; Vice President
                                            and Secretary of One
                                            Liberty Properties
                                            Inc.; all located
                                            at 60 Cutter Mill
                                            Road, Great Neck, NY 11021.

Jeffrey Fishman        Vice President       President and
                                            Chief Executive Officer
                                            of One Liberty Properties,
                                            Inc., located at
                                            60 Cutter Mill Road,
                                            Great Neck, NY  11021.

                                                 Page 19 of 19 Pages

                                     EXHIBIT

The undersigned agree to file a single statement on Schedule 13D pursuant to Rule 13d-1(k)(l) of the Securities Exchange Act of 1934.

Dated: April 2, 2003

BRT REALTY TRUST

By s/David W. Kalish
David W. Kalish,
Senior Vice President


SASS/GOULD FINANCIAL SECURITIES, LLC
BY M.D. SASS INVESTORS SERVICES, INC.
MANAGING MEMBER


BY s/Philip M. Sivin
Philip M. Sivin
Vice President

                                BRT REALTY TRUST
                         60 Cutter Mill Road, Suite 303
                              Great Neck, NY 11021









April 2, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Statement on Schedule 13D - Atlantic Liberty Financial Corp.

Gentlemen:

There is transmitted herewith Schedule 13D relating to shares of common stock of Atlantic Liberty Financial Corp. The Schedule 13D is being sent today to the Company at its principal executive offices by certified mail, and to NASDAQ, in accordance with Rule 13d-7 of the rules promulgated under the Securities Exchange Act of 1934.


Very truly yours,

BRT REALTY TRUST




By s/Simeon Brinberg
   Senior Vice President




Enclosure